

September 20, 2013

Via Email
Douglas D. Dobbs
President
Mines Management, Inc.
905 W. Riverside Avenue, Suite 311
Spokane, Washington 99201

> **Re:** **Mines Management, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 27, 2013**
> **File No. 333-190838**

Dear Mr. Dobbs:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In your proxy statement filed on Schedule 14A on April 30, 2013, we note that you failed to include the shareholder advisory votes required by Rule 14a-21(a) and (b) of the Exchange Act. In light of the fact that you failed to include both the "say-on-pay" and "say-on-frequency" resolutions in your annual meeting proxy statement, which resulted in the lack of disclosure in response to Item 5.07 of Form 8-K, please tell us in reasonable detail the basis for your officers' conclusions that the company's disclosure controls and procedures were effective as of the end of the period covered by the Form 10-Q for your quarter ended June 30, 2013, and whether your officers remain of this view.

2. Please confirm to us that you will include the resolutions required by Rule 14a-21(a) and (b) of the Exchange Act in your next annual meeting proxy statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Adam F. Turk at (202) 551-3657 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Deborah Friedman
Davis Graham & Stubbs LLP